

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Greg Halpern
President, CEO & Board Member
So Act Network, Inc.
10685-B Hazelhurst Drive #6572
Houston, Texas 77043

> **Re: So Act Network, Inc.**
> **Information Statement on Schedule 14C**
> **Filed February 8, 2011**
> **File No. 000-51886**

Dear Mr. Halpern:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel